SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

Lilis Energy, Inc.

(NAME OF ISSUER)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(TITLE OF CLASS OF SECURITIES)

532403201

(CUSIP NUMBER)

Peter Benz

216 16th Street, Suite #1350

Denver, Colorado 80202

(303) 893-9000

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND

COMMUNICATIONS)

June 23, 2016

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX ☐.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON’S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE “FILED” FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 (“ACT”) OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

SCHEDULE 13D

CUSIP NO: 532403201

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peter Benz
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER – 60,000 (1)(2)
	(8)	SHARED VOTING POWER – No Shares
	(9)	SOLE DISPOSITIVE POWER – 60,000 (1)(2)
	(10)	SHARED DISPOSITIVE POWER – No Shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 60,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .3496%
(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS IN

(1) This Amendment No. 1 to the Schedule 13D is filed to correct the disclosure contained in the Schedule 13D filed on July 11, 2016. The Reporting Person disclaims beneficial ownership of any Issuer shares of Common Stock held by LMIF Investment LLC, (“LMIF”), Longview Marquis Master Fund LP (“Longview”), and SMF Investments LLC (“SMF”). The natural person with ultimate voting or investment control over the shares of Common Stock held by each of LMIF, Longview and SMIF is Merrick Okamoto. The Reporting Person disclaims beneficial ownership of such shares of Common Stock.

(2) Percentage based upon 17,159,273 outstanding shares of Common Stock.

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SCHEDULE 13D

CUSIP NO: 532403201

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D is filed on behalf of Peter Benz (the “Reporting Person”) with respect to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Lilis Energy, Inc., a Nevada corporation (the “Issuer”), having its principal executive office at 216 16th Street, Suite #1350, Denver, Colorado 80202.

ITEM 2. IDENTITY AND BACKGROUND.

(a), (f) This Schedule 13D is filed on behalf of the Reporting Person, who is a United States citizen.

(b) The business address of the Reporting Person is 216 16th Street, Suite #1350, Denver, Colorado 80202.

(c) The Reporting Person is a member of the board of directors of the Issuer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 23, 2016, pursuant to an Agreement and Plan of Merger, dated as of December 29, 2015, as amended on January 20, 2016, March 24, 2016 and June 22, 2016, by and among the Issuer, Lilis Merger Sub, Inc., a wholly owned subsidiary of Issuer (“Merger Sub”), and Brushy Resources, Inc. (“Brushy”), Merger Sub merged with and into Brushy, with Brushy continuing as the surviving entity and a wholly owned subsidiary of the Issuer (the “Merger”). As a result of the Merger, all issued and outstanding shares of Brushy common stock were exchanged for shares of Common Stock at a ratio of 0.4550916 shares of Common Stock for every one share of Brushy common stock. In connection with the Reporting Person’s service on the Issuer’s board of directors, on July 7, 2016, the Reporting Person received a grant of restricted stock representing 50,000 shares of Common Stock. In addition, on July 25, 2016, the Reporting Person received an additional 10,000 shares of Common Stock pursuant to the 2016 Omnibus Incentive Plan.

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SCHEDULE 13D

CUSIP NO: 532403201

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person owns these shares of Common Stock for investment purposes and, in the future, may make purchases or sales of shares of Common Stock through open market or privately negotiated transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Person is a member of the board of directors of the Issuer. The Reporting Person does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

The Reporting Person evaluates his respective investments in the shares of Common Stock on a continual basis. Notwithstanding the foregoing, the Reporting Person may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock in open market or privately negotiated transactions or pursuant to the exercise of stock options or (ii) to dispose of all or a portion of his holdings of shares of Common Stock. In reaching any determination as to his future course of action, the Reporting Person will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business and investment opportunities available to the Reporting Person, and general economic and stock market conditions, including, but not limited to, the market price of the shares of Common Stock.

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SCHEDULE 13D

CUSIP NO: 532403201

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) This Amendment No. 1 to the Schedule 13D is filed to correct the disclosure contained in the Schedule 13D filed on July 11, 2016. The Reporting Person disclaims beneficial ownership of any Issuer shares of Common Stock held by LMIF Investment LLC, (“LMIF”), Longview Marquis Master Fund LP (“Longview”), and SMF Investments LLC (“SMF”). The natural person with ultimate voting or investment control over the shares of Common Stock held by each of LMIF, Longview and SMIF is Merrick Okamoto. The reporting person disclaims beneficial ownership of such shares of Common Stock.

(b) The information set forth in rows 7 through 10 of the cover pages attached hereto are incorporated herein by reference.

(c) The Reporting Person has not engaged in any other transactions, other than as disclosed above, with respect to the Common Stock during the last 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

None.

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SCHEDULE 13D

CUSIP NO: 532403201

SIGNATURE

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND

CORRECT.

DATED: 10/7/16	/s/ Peter Benz

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